Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MIX TELEMATICS

Shareholders are referred to the announcement released on September 14, 2018 wherein shareholders were advised that Charles Tasker had exercised 2,000,000 share options (equivalent to 80,000 American Depositary Shares (“ADS”)*) that were awarded to him in November 2012 under the MiX Telematics Group Executive Incentive Scheme and that the intention was to sell up to 1,150,000 of these shares (equivalent to 46,000 ADS) to cover primarily the strike price and resultant tax implications of the transaction. The below detailed trades bring this transaction to a conclusion. Tasker has increased his shareholding in MiX Telematics by 850,000 ordinary shares (equivalent to 34,000 ADS), bringing his total shareholding to 2,907,072 ordinary shares (equivalent to 116,282 ADS). As a result of this, Charles Tasker’s total family shareholding has now increased to 5,335,226 ordinary shares (equivalent to 213,409 ADS).

Shareholders are accordingly advised of the following information relating to the dealings in securities by Charles Tasker:

Name of director:	Charles Tasker
Transaction date:	September 26, 2018
Class of securities:	Ordinary shares
Number of securities:	580 746
Price per security:	R8.80
Total value of transaction:	R5 110 564.80
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Charles Tasker
Transaction date:	September 27, 2018
Class of securities:	Ordinary shares
Number of securities:	192 977
Price per security:	R8.45
Total value:	R1 630 655.65
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Charles Tasker
Transaction date:	September 28, 2018
Class of securities:	Ordinary shares
Number of securities:	376 277
Highest traded price per security:# Weighted average price per security:	R8.10 R8.05320
Lowest traded price per security:# Total value:	R7.29 R3 030 233.94
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes
* One ADS equals 25 ordinary shares.
# Highest and lowest traded prices per security on the market on the day.

September 28, 2018

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